# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MOOG INC., CIK 0000067887
CUSIP: 615394301
Title of class of securities: CLASS B COMMON STOCK
Address of issuer's principal executive offices: 400 JAMISON ROAD, EAST AURORA, New York (NY), 14052
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001664930

## Reporting persons
- Moog Inc. Stock Employee Compensation Trust, as amended and restated effective August 13, 2014, Robert T. Brady, as Trustee: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 527,425; sole dispositive power 0; shared dispositive power 527,425; aggregate amount beneficially owned 527,425 (11.5% of the class)
  Comment: Based on 4,590,141 voting shares of Moog Inc.'s (the "Issuer") Class B Common Stock, $1.00 par value per share ("Class B Stock") outstanding on September 30, 2025, as provided by the Issuer.
- Robert T. Brady, as Trustee: type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 527,425; sole dispositive power 0; shared dispositive power 527,425; aggregate amount beneficially owned 527,425 (11.5% of the class)
  Comment: Based on 4,590,141 of Moog Inc.'s Class B Stock outstanding on September 30, 2025, as provided by the Issuer.

## Item 1. Issuer
Name of issuer: MOOG INC.
Address of issuer's principal executive offices: 400 JAMISON ROAD, EAST AURORA, NEW YORK, 14052.

## Item 2. Person Filing
Name of person filing: This Statement is filed by the Moog Inc. Stock Employee Compensation Trust, as amended and restated effective August 13, 2014 (the "Trust") and by Robert T. Brady in his capacity as trustee of the Trust (the "Trustee"). Robert T. Brady was appointed as Trustee by the Executive Committee of the Board of Directors of the Issuer on September 5, 2017.
Address of principal business office or, if none, residence: The address of the principal business office of the Trust is 400 Jamison Road, East Aurora, New York 14052-0018. The Trustee's business address is 400 Jamison Road, East Aurora, New York 14052-0018.
Citizenship: The Trust is organized under the laws of the State of New York. Robert T. Brady is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Trust beneficially owns 527,425 of Class B Stock. The Trustee beneficially owns no shares of Class B Stock.
Percent of class: The Trust's shares of Class B Stock represents 11.5% of the outstanding Class B Stock, based on 4,590,141 voting shares of Class B Stock outstanding on September 30, 2025
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 527,425
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 527,425

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Moog Inc. Stock Employee Compensation Trust, as amended and restated effective August 13, 2014, Robert T. Brady, as Trustee: /s/ Eric Moss as Power of Attorney for Robert T. Brady, Treasurer (11/13/2025)
- Robert T. Brady, as Trustee: /s/ Eric Moss as Power of Attorney for Robert T. Brady, Treasurer (11/13/2025)